

January 14, 2011

Zhao Chunfu
Vice General Manager, Secretary, and Director
China Linen Textile Industry, Ltd.
Chengdong Street
Lanxi County
Heilongjiang Province
People's Republic of China

>   **Re: China Linen Textile Industry, Ltd.**
>   **Registration Statement on Form F-1**
>   **Filed December 17, 2010**
>   **File No. 333-171239**

Dear Mr. Zhao:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the resale of 6,025,330 ordinary shares on behalf of your selling stockholders. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling stockholders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form F-3, you are not eligible to conduct a primary at-the-market offering under Securities Act Rule 415(a)(4). Therefore, please revise the terms of your offering to provide that all offers and sales will be made at a fixed price for the duration of the offering and to identify the selling stockholders as underwriters. Alternatively, reduce the size of the offering, in particular the shares offered by entities controlled by Mr. Pulvino, to one-third of the shares held by non-affiliates. In addition, if you disagree with our analysis, please advise us of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Securities

Act Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

- The number of selling stockholders and the percentage of the overall offering made by each selling stockholder and each group of affiliated selling stockholders;

- The date on which and the manner in which each selling stockholder received the shares and/or the overlying securities;

- The relationship of each selling stockholder with the company, including an analysis of whether the selling stockholder is an affiliate of the company;

- Any relationships among the selling stockholders;

- The dollar value of the shares registered in relation to the proceeds that the company received from the selling stockholders for the securities, excluding amounts of proceeds that were returned, or will be returned, to the selling stockholders and/or their affiliates in fees or other payments;

- Whether or not any of the selling stockholders is in the business of buying and selling securities; and

- The number of your shares held by non-affiliates and by affiliates as of a recent date.

2. Please supplementally tell us, with a view toward disclosure in the prospectus:

- Whether you intend, and believe that you will have the financial ability (including providing us with the reasonable basis on which you base such belief), to make all payments on the notes; and

- Whether, based on any information obtained from the selling stockholders, any of the selling stockholders have an existing short position in your ordinary shares.

3. You state in the first paragraph and in "Summary—The Offering" that the prospectus relates to the issuance by you of up to 6,025,330 shares of your ordinary shares issuable upon conversion of your 7.5% notes. However, you are not permitted to register the issuance of shares underlying the notes because the notes were originally issued in a private transaction; therefore, the issuance of the shares upon the exercise of all privately-placed notes must be completed privately. You are only permitted to register the resale of the shares underlying the notes. Accordingly, the prospectus should relate only to, and the registration statement should only register, the resale of the ordinary shares by the

purchasers of the 7.5% notes that elect to convert such notes into your ordinary shares. Please revise throughout the prospectus accordingly.

4. Please provide the information required by Item 16F of Form 20-F. See Item 4.d of Form F-1.

Table of Contents, page 2

5. Please move the table of contents to either the inside front cover page of the prospectus or the outside back cover page of the prospectus. See Item 502(a) of Regulation S-K.

Outside Front Cover Page of Prospectus, page 3

6. Please limit the outside front cover page of the prospectus to one page. See Item 501(b) of Regulation S-K.

7. Please revise your disclosure on the cover page, in "Summary – The Offering," in the selling stockholders table and throughout the prospectus to clarify that 6,025,330 ordinary shares represents 130% of the number of ordinary shares issuable upon conversion of all of the notes only at a conversion price of $1.52 and represents shares issuable "upon conversion of *all*…of the Notes" [emphasis added] only at an adjusted conversion price of not less than $1.17.

8. Please revise the fifth paragraph, third sentence to state that investors may also rely on free writing prospectuses, as you indicate in the last paragraph on page 4.

Summary, page 5

Overview, page 5

9. Please revise the seventh paragraph, third sentence to state that you are a reporting company under the Securities Exchange Act of 1934, instead of the Securities Act of 1933.

Distribution and Marketing, page 7

10. Please revise the organizational diagram on pages 9 and 54 to indicate that Mr. Gao controls Creation International Development and include a brief description of this relationship in the "Summary" section.

Selected Financial Data, page 12

11. Item 3.A.1 of Form 20-F requires you to provide selected historical financial data for your five most recent fiscal years. Please provide such information or provide us with a

representation that such information cannot be provided without unreasonable effort or expense.

12. Please provide the information required by Item 3.B of Form 20-F. Note that we would not object if you provide this information as of the same date as the most recent balance sheet required to be included in the registration statement.

Risk Factors, page 14

13. Please move the "Risk Factors" section to immediately follow the "Summary" section. See Item 503(c) of Regulation S-K.

Risks Relating to Operations in China, page 20

We rely principally on dividends and other distributions…, page 21

14. Your discussion here or elsewhere should make clear the "limitations" referenced under this heading and include disclosure of the amounts required to be set aside by PRC law.

The discontinuation of any preferential tax treatment…, page 25

15. Please revise to make clear the actual end date for the subsidies referenced and quantify the change in your tax treatment that would be in effect afterwards.

The approval of the China Securities Regulatory Commission…, page 26

16. For this and the immediate next risk ("[t]he approval of MOFCOM …"), please revise your disclosure here or in your discussion of regulations as follows:

- State whether you expect to require approval, including providing an analysis of why you feel approval may or may not be necessary;

- Make clear whether entities with a similar structure or similar capitalization have required approval;

- Include discussion of your plans, if any, to seek approval; and

- Clarify the timelines associated with the application and approval processes.

We face uncertainty from China's Circular on Strengthening, page 29

17. Please add greater specificity so a prospective investor may see how the Circular may apply to your actual business structure and any transactions to date.

Risks Relating to Our Ordinary Shares, page 30

Our Company, as a foreign private issuer, has limited reporting…, age 30

18. Please remove this risk factor because it applies to all foreign private issuers. Rather, include a similar discussion under the heading "Where You Can Find More Information" on page 80 and ensure that you discuss the reports and information you plan to provide, exclude and make available to U.S. shareholders.

We are subject to penny stock regulations and restrictions., page 30

19. We note your statement that the penny stock rules "may affect the ability of broker-dealers to sell [y]our securities and…the ability of purchasers to sell any of [y]our securities in the secondary market." Please revise to explain how the ability of broker-dealers and investors in the secondary market to sell your securities will be negatively affected by the application of the penny stock rules.

Your ability to bring an action against us or against our directors, page 32

20. Please revise to make clear whether there are any treaties providing reciprocity between the United States, Cayman Islands or PRC. Additionally, discuss whether U.S. shareholders may originate actions in the Cayman Islands or PRC based upon Cayman Islands or PRC laws.

Information Regarding Forward-Looking Statements, page 33

21. Statements made in connection with issuances of penny stock are expressly excluded from the safe harbor protections afforded by the Private Securities Litigation Reform Act of 1995. See Sections 27A(b)(1)(C) of the Securities Act and 21E(b)(1)(C) of the Exchange Act. Please revise to delete reference to Section 27A of the Securities Act and Section 21E of the Exchange Act.

Market and Industry Data, page 33

22. We note your disclosure that the third party reports, publications and sources "indicate that the information contained therein was obtained from sources believed to be reliable" and that you have not independently verified your internal data, estimates and research. Since potential investors should be able to rely upon data and statistics in your registration statement that are based upon reasonable and sound assumptions, your disclosure, as currently drafted, appears inappropriate. Please revise to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market data and statistics presented, which you are reasserting and providing to investors as information upon which their investments will be based.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
34

Overview, page 34

23. You reference your "development strategy" and your "long-term growth strategy" when
discussing your products and services. Please disclose what such strategies entail.

24. Please revise your disclosure to expand on the role of bleaching in the production of your
products and clarify whether it is also a separate service that is a source of revenue.

Results of Operations, page 37

Nine Months ended September 30, 2010 as compared to the Nine Months ended September 30,
2009, page 37

Revenues, page 37

25. We note that you present revenues by product segment for the nine months ended
September 30, 2010. Please also present revenues by product segment and revenues by
geographic market for each of your last three financial years. See Item 4.B.2 of Form 20-
F.

26. We note that your increased linen fabric sales are attributable to your increased marketing
efforts and your increased linen yarn sales are attributable to your increased distribution
channels. Please disclose whether these increased marketing efforts and increased
distribution channels resulted in a greater volume of sales or increase in the price of your
linen fabric and linen yarn. See Item 5.A.1 of Form 20-F.

Liquidity and Capital Resources, page 39

27. Please disclose the borrowing capacity available under your bank loan with the
Agricultural Bank of China and the maturity date for such loan. Please also clarify
whether the interest rate is a fixed or variable interest rate. See Items 5.B.1(c) and 5.B.2
of Form 20-F.

28. Please discuss your material commitments for capital expenditures as of September 30,
2010, including the general purpose of such commitments and the anticipated sources of
funds needed to fulfill such commitments. See Item 5.B.3 of Form 20-F.

29. We note your disclosure on page 15 regarding your recent non-compliance with debt
covenants. To the extent that you currently are not, or were not as of the end of your
most recent fiscal year or interim period, in compliance with your debt covenants, please
say so and also update your risk factor on page 15 accordingly. In addition, to the extent

that future non-compliance of any debt covenants is reasonably likely, please revise future filings to disclose and discuss the specific terms of any such covenants as well as the terms of your most significant and restrictive covenants. See Sections I.D and IV.C of Release No. 33-8350, Interpretation-Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations on our website at http://www.sec.gov/rules/interp/33-8350.htm#P180 57133.

Liquidity and Capital Resources, page 44

Research and Development, page 44

30. Please disclose the estimated amount of expenditures, including the amount of expenditures already paid, the method of financing and the estimated start and completion dates of the construction of the research and development center approved by the Heilongjiang provincial government. See Items 4.D and 5.B.3 of Form 20-F.

31. Please revise to disclose the amount spent during each of the last three fiscal years on company-sponsored research and development activities. See Item 5.C of Form 20-F.

Trend Information, page 45

32. We note your statement that "there are no events that are reasonably likely to have a material effect on [your] continuing operations, capital liquidity, and profitability or capital resources." However you also state that you expect raw material prices to be lower and your revenues to increase over 30%. Please discuss your basis for such statements, and clarify why lower raw material prices and an increase in revenues of over 30% are not "events that are reasonably likely to have a material effect" on your business. With respect to your statement regarding raw material prices, we note your disclosure elsewhere in the prospectus that the price of flax is subject to market forces largely beyond your control; please cite specific changes in market forces that you believe will cause flax prices to be lower. With respect to your statement regarding increased revenues, please discuss how you plan to expand in domestic and international markets to increase your sales volume; if appropriate, please combine such discussion with the disclosure regarding your "development strategy" and your "long-term growth strategy," as requested by comment 23. See Item 5.D of Form 20-F.

Controls and Procedures, page 47

33. We note that you have provided disclosure regarding your disclosure controls and procedures and internal control over financial reporting, even though the information is not required in a registration statement pursuant to Form F-1. Please remove this disclosure from your registration statement, or explain to us why you believe it should be included. Note that we may have further comments on the substance of this disclosure in the event that it appears in the next amendment of your registration statement.

Business, page 52

34. Please describe, either in this section or in "Management's Discussion and Analysis," your principal capital expenditures and divestitures, including amounts invested, since the beginning of your last three financial years to the date of the prospectus, or supplementally confirm that you already have done so. For any capital expenditures or divestitures currently in progress, please describe the method of financing. See Items 4.A.5 and 4.A.6 of Form 20-F.

35. Please discuss the material effects of any rules or regulations promulgated by the PRC government on your business, including any required licenses for you to operate your business. Please include in such discussion any PRC rules or regulations governing investments in a PRC entity by a foreign entity, including rules or regulations governing the payment of dividends by the PRC entity to the foreign entity. See Items 4.B.6, 4.B.8 and 10.D of Form 20-F.

36. Please provide additional disclosure regarding the "seven previous shareholders" from whom Mr. Gao and the two employees of Lanxi Sunrise purchased shares of the company, including whether such seven shareholders were affiliates of the company such that the transaction should be disclosed as a related party transaction.

Competition, page 57

37. To the extent you highlight your competitive strengths, please balance that disclosure with a discussion of the principal competitive challenges or risks facing the company.

Employees, page 58

38. We note that you have disclosed the number of employees as of December 9, 2010. Please also disclose the number of employees at the end of the period, or the average for the period, for each of your past three financial years. See Item 6.D of Form 20-F.

Management, page 58

Understandings with Respect to Directors and Senior Management, page 58

39. Please disclose any service contracts between a director and you or any of your subsidiaries that provide for benefits upon termination of such director's employment. If no such service contracts exist, then please include an appropriate negative statement. See Item 6.C.2 of Form 20-F.

Board Practices, page 62

Conflicts of Interest, page 63

40. Please provide the information required by Item 10.B.2 of Form 20-F. We also note your disclosure that your "directors must ensure compliance with [your] amended and restated memorandum and articles of associates." Rather than referring to your memorandum and articles of association, please make clear how conflicts are to be disclosed and handled.

Selling Stockholders, page 64

41. Please revise to clarify that the selling stockholders listed in the table represent all of the purchasers of the notes.

42. Please disclose the address for each selling stockholder. See Item 9.D.1 of Form 20-F.

43. Please revise the heading of the fourth column of the selling stockholder table to clarify that the ordinary shares, as opposed to the notes, are being offered for resale by the prospectus.

44. Please revise the aggregate principal amount of notes purchased for AQR DELTA Sapphire Fund, L.P. to state $300,000, instead of "$300,00."

45. Please also present, either in additional columns or in a separate table, the number of ordinary shares convertible from notes and owned prior to the offering and the number of ordinary shares underlying the notes offered, if the conversion price is $1.52.

46. Please revise your disclosure to identify all selling stockholders who are registered broker-dealers or affiliates of broker-dealers. We may have additional comments upon review of your revised disclosure.

Security Ownership of Certain Beneficial Owners and Management, page 68

47. Please disclose in footnote 4 that Mr. Gabriele Sanesi has granted to Mr. Gao an irrevocable right to exercise his rights as shareholder and director of Creation International Development Investments Limited. In addition, please revise Mr. Gao's entry in the table to indicate that he beneficially owns the shares held by Creation International Development, or tell us why you do not believe you are required to do so.

48. Please disclose the percentage of your ordinary shares held in the United States and the number of record holders in the United States. See Item 7.A.2 of Form 20-F.

Certain Relationships and Related Party Transactions, page 68

Related Party Transactions, page 69

49. In addition to the information provided, please provide all related party transaction information for the period since the beginning of your preceding three financial years up to the date of your registration statement, including any relevant transactions between you and Harbin Sunshine and Harbin Zhongyi. See Item 7.B of Form 20-F.

Description of Share Capital, page 69

50. Please include discussion of the significance of being an exempted Cayman Islands company. Where appropriate, make clear where you will deviate from your rights and obligations as an exempted company. For example, make clear whether you will hold annual meetings absent a request from the requisite amount of shareholders or whether shareholders may submit proposals for consideration.

51. Please disclose any limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by Cayman Islands law or your constituent documents, or state that there are no such limitations if that is the case. See Item 10.B.6 of Form 20-F.

Certain Differences in Corporate Law, page 71

52. Please revise the first paragraph under this heading to make clear that you discuss "all" material differences.

Our Memorandum and Articles of Association, page 73

53. Please include discussion of the manners and timelines whereby investors may receive notice of meetings. Also, make clear the voting options available shareholders, including whether they may vote in person, electronically, by proxy or otherwise. See Item 10.B.5 of Form 20-F.

Taxation, page 74

54. Please tell us why you have not provided opinions for the tax matters disclosed per Item 601(b)(8) of Regulation S-K.

55. Please reconcile your reference in the introductory paragraph to not discussing state, local and other laws with your discussion of local tax laws in China. Likewise, you should reconcile your reference to not discussing "non-United States" tax consequences under "United States Federal Income Taxation" on page 75 with your inclusion of a discussion of the effects of PRC laws.

Cayman Islands Taxation, page 74

    56. Please update your reference to receiving an undertaking as necessary and make clear why you expect to receive an undertaking. Please also make clear whether stamp duty taxes will apply.

People's Republic of China Taxation, page 74

    57. Please revise your disclosure here as follows:

- Here or in the risk "[u]nder the EIT Law, we and/or Bright may be classified ..." on page 25, state whether you expect to be considered a resident enterprise and provide an assessment of the four conditions of Circular 82;

- Include discussion of the tax consequences of being a non-resident enterprise;

- Discuss whether and how any treaties may be applicable to the tax liabilities of prospective investors; and

- Discuss any tax payment and application procedures material to non-resident shareholders.

United States Federal Income Taxation, page 75

    58. Make clear which PRC taxes affect U.S. investors and where U.S. investors may be subject to double taxation, including whether any treaties will be applicable.

Dividends, page 75

    59. Please revise your disclosure to make clear following references:

- The "U.S. Treasury concern" referenced in the first paragraph under this heading that you state is previously discussed;

- The "certain holding period and other requirements" referenced in the first paragraph under this heading; and

- The "complex limitations" referenced in the last paragraph under this heading.

Passive Foreign Investment Company Rules, page 76

    60. Please revise your disclosure under this heading as follows:

- Define the term "Passive Foreign Investment Company";

- State whether you expect to be classified as a PFIC and include the reasoning behind your expectation;

- Make clear the tax consequences associated with being a "PFIC"; and

- Discuss the effects, if any, that an adverse ruling from a PRC agency regarding your structure or residency status may have on the determination of your PFIC status.

Plan of Distribution, page 77

61. Please revise your disclosure here and on the prospectus cover page to clarify how you will determine the "fixed prices" and the "varying prices determined at the time of sale" at which the selling stockholders will sell the ordinary shares. Please also clarify how such "fixed prices" and "varying prices determined at the time of sale" will vary from "negotiated prices." See Items 2.A and 9.A.1 of Form 20-F.

62. We note that you estimate the total expenses of registration to be approximately $34,654. Please provide a reasonably itemized statement of the major categories of expenses. See Item 9.F.2 and Instruction to Item 9.F of Form 20-F.

Signatures, page 87

63. Please include the signature of your controller or principal accounting officer and indicate, underneath the "Title" column, that such person has signed the registration statement his or her capacity as your controller or principal accounting officer. See Instruction 1 to Signatures of Form F-1.

64. Please include the signature of your authorized representative in the United States. See Instruction 1 to Signatures of Form F-1.

Part II – Information Note Required in Prospectus, page 82

Item 7. Recent Sales of Unregistered Securities, page 82

65. With respect to the issuances of stock to Mr. Qi, HCI and Mr. Monticelli, please revise to disclose the amount of consideration received by the company. In addition, please disclose the number of investors that purchased notes in the private placement. See Item 701(c) of Regulation S-K.

66. Please revise your disclosure regarding the private placement exemptions that you utilized to state briefly the facts relied upon to make each exemption available. See Item 701(d) of Regulation S-K.

Exhibit Index, page 88

67. Please revise the exhibit numbers of your governing documents, all of which are currently numbered as exhibit 1, pursuant to the requirements of Item 601 of Regulation S-K.

68. It does not appear that Exhibit 21.1 was filed with your Annual Report on Form 20-F filed on August 18, 2010, or that the Agency Agreement with Harbin Sunshine was filed with your Annual Report on Form 20-F filed on November 16, 2005. Please file these exhibits with your next amendment to the registration statement.

69. Please file Ms. Wehner's employment agreement as a material contract, or tell us why you are not required to do so. See Item 601(b)(10) of Regulation S-K.

Exhibit 5.1

70. Please clarify in the first paragraph that Sichenzia Ross Friedman Ference LLP has acted as your counsel.

71. Please delete the phrase "or the rules and regulations of the Securities and Exchange Commission" in the last paragraph of the opinion. Such qualification is inappropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Lilyanna Peyser, Attorney-Advisor, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Benjamin Tan
        Sichenzia Ross Friedman Ference LLP